

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2014

Via E-mail
Shaun A. Burke
President and CEO
Guaranty Federal Bancshares, Inc.
1341 West Battlefield
Springfield, MO 65807

> **Re: Guaranty Federal Bancshares, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed March 23, 2013**
> **File No. 000-23325**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2013**
> **Filed August 9, 2013**
> **File No. 000-23325**

Dear Mr. Burke:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

> Sincerely,
>
> /s/ Michael Clampitt
>
> Michael Clampitt
> Senior Counsel

Cc: Via E-Mail
     Craig A. Adoor, Esq.